UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

Cayman Islands	75-2308816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

18th Floor, Jialong International Building 19 Chaoyang Park Road Chaoyang District, Beijing People’s Republic of China (Address of principal executive offices)	100125 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed by China Biologic Products Holdings, Inc., a Cayman Islands company (the “Company”), as successor issuer to China Biologic Products, Inc., a Delaware corporation (“CBPO DE”), pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend the registration statement on Form 8-A filed by CBPO DE with the Securities and Exchange Commission on February 23, 2017 (the “Original Form 8-A”). On July 21, 2017, CBPO DE merged with and into the Company (the “Merger”) pursuant to an agreement and plan of merger dated as of April 28, 2017 (the “Merger Agreement”) between the Company and CBPO DE, with the Company surviving the merger and succeeding to all the rights and obligations of CBPO DE. Upon the consummation of the Merger, each issued and outstanding shares of CBPO DE’s common stock, par value $0.0001 per share, was converted into one ordinary share, par value $0.0001 per share of the Company (the “Ordinary Shares”).

In accordance with Rule 12g-3 of the Exchange Act, the Ordinary Shares of the Company are deemed to be registered under Section 12(b) of the Exchange Act as the successor to CBPO DE. The Company, as successor issuer to CBPO DE, hereby expressly adopts the Original Form 8-A as its own for all purposes of the Exchange Act. This Amendment No. 1 to Form 8-A amends and restates in its entirety the Original Form 8-A.

Item 1. Description of Registrant’s Securities to be Registered.

On February 22, 2017, the board of directors of CBPO DE adopted a preferred shares rights agreement (the “Prior Agreement”) and authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock of CBPO DE to stockholders of CBPO DE of record at the close of business on March 6, 2017 (the “Record Date”). Each Right entitled the registered holder to purchase from CBPO DE one one-thousandth of a share of CBPO DE’s series A participating preferred stock at a discount under certain circumstances.

On July 21, 2017, CBPO DE merged with and into the Company, with the Company surviving the merger and succeeding to all the rights and obligations of CBPO DE.

On July 28, 2017, the board of directors of the Company (the “Board”) adopted an amended and restated preferred shares rights agreement (the “Amended Rights Agreement”) as an amendment and restatement of the Prior Agreement, with each Right entitling the registered holder to purchase from the Company one one-thousandth of a series A participating preferred share, par value $0.0001 per share of the Company (the “Preferred Shares”) at an exercise price of $550.00 per one one-thousandth of a Preferred Share, subject to adjustment (the “Exercise Price”). The complete terms of the Rights are set forth in the Amended Rights Agreement, dated as of July 31, 2017, between the Company and Securities Transfer Corporation, as right agent.

Our Board adopted the Amended Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the Ordinary Shares without the approval of the Board. As a result, the overall effect of the Amended Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Amended Rights Agreement nor the Rights should interfere with any merger, tender or exchange offer or other business combination approved by the Board. The board of directors of CBPO DE had previously adopted similar preferred shares rights agreements on November 19, 2012, which expired on November 20, 2014, and on January 8, 2015, which expired on January 8, 2017.

The following is a summary of the terms of the Amended Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Amended Rights Agreement, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding Ordinary Share. Prior to the Distribution Date referred to below:

•	the Rights will be evidenced by and trade with the certificates for the Ordinary Shares (or, with respect to any uncertificated Ordinary Shares registered in book entry form, by notation in book entry), together with a copy of this summary of Rights, and no separate rights certificates will be distributed;

•	new Ordinary Shares certificates issued after the Record Date will contain a legend incorporating the Amended Rights Agreement by reference (for uncertificated Ordinary Shares registered in book entry form, this legend will be contained in a notation in book entry); and

•	the surrender for transfer of any certificates for Ordinary Shares (or the surrender for transfer of any uncertificated Ordinary Shares registered in book entry form) will also constitute the transfer of the Rights associated with such Ordinary Shares.

Rights will accompany any new Ordinary Shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Amended Rights Agreement, the Rights will separate from the Ordinary Shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares or (ii) the 10th business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 15% or more of the Ordinary Shares. For purposes of the Amended Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

“Acquiring Person” means a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the Ordinary Shares; provided, however, no person who, at the time of the adoption of the Amended Rights Agreement, beneficially owns 15% or more of the Ordinary Shares shall be deemed to be an Acquiring Person (i.e. a shareholder’s existing ownership of the Ordinary Shares will be grandfathered), unless and until such person acquires beneficial ownership of additional 2% or more of the Ordinary Shares without the pre-approval of the Board.

The date on which the Rights separate from the Ordinary Shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Ordinary Shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a Preferred Share having economic and other terms similar to that of one Ordinary Share. This portion of a Preferred Share is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one Ordinary Share, and should approximate the value of one Ordinary Share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•	not be redeemable;

•	entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one Ordinary Share, whichever is greater;

•	entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one Ordinary Share, whichever is greater;

•	have the same voting power as one Ordinary Share; and

•	entitle holders to a per share payment equal to the payment made on one Ordinary Share, if the Ordinary Shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 15% or more of the Ordinary Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Ordinary Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Amended Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 15% or more of the Ordinary Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 15% or more of the Ordinary Shares, the Board may, at its option, exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for Ordinary Shares at an exchange ratio of one Ordinary Share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Ordinary Share.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, Ordinary Shares or other consideration deemed appropriate by the Board) at any time on or prior to the 10th business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Ordinary Shares. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a share dividend or a share split.

Expiration of the Rights

The Rights expire on the earliest of (i) 5:00 p.m., New York City time, February 22, 2019 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Amended Rights Agreement and Rights

The terms of the Rights and the Amended Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Amended Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Amended Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Shareholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as shareholder of the Company.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split or a reclassification of the Preferred Shares or Ordinary Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Item 2. Exhibits.

Exhibit 3.1	Amended and Restated Memorandum and Articles of Association of China Biologic Products Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-217564), filed by China Biologic Products Holdings, Inc. on April 28, 2017 and as amended on May 17, 2017).

Exhibit 4.1	Amended and Restated Preferred Shares Agreement, dated as of July 31, 2017, by and between China Biologic Products Holdings, Inc. and Securities Transfer Corporation.

Exhibit 4.2	Specimen Ordinary Share Certificate of China Biologic Products Holdings, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 3, 2017

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

By:	/s/ David (Xiaoying) Gao
Name: David (Xiaoying) Gao
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 3.1	Amended and Restated Memorandum and Articles of Association of China Biologic Products Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-217564), filed by China Biologic Products Holdings, Inc. on April 28, 2017 and as amended on May 17, 2017).

Exhibit 4.1	Amended and Restated Preferred Shares Agreement, dated as of July 31, 2017, by and between China Biologic Products Holdings, Inc. and Securities Transfer Corporation.

Exhibit 4.2	Specimen Ordinary Share Certificate of China Biologic Products Holdings, Inc.